September 30, 2020

David L. Orlic
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Emles Trust; File Nos. 333-238758 and 811-23431

Dear Mr. Orlic:

On September 4, 2020, Emles Trust (the “Registrant”) filed Pre-Effective Amendment No. 1 to its registration statement on Form N-1A (the “Amendment”). On September 29, 2020 you provided telephonic comments regarding the Amendment to Krisztina Nadasdy. The Registrant has revised the disclosure in its Prospectuses and Statement of Additional Information (“SAI”) in response to your comments, as indicated below. Please find also below a reiteration of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not defined herein have the meaning ascribed to them in the Prospectus and SAI.

Prospectus - Emles Luxury Goods ETF and Emles Federal Contractors ETF

Comment 1.	Both Expense Examples contain the following sentence in the paragraph preceding the table: “It illustrates the hypothetical expenses that such investors would incur over various periods if they were to invest $10,000 in the Fund for the time periods indicated and then redeem all of the shares at the end of those periods.” Please remove the reference to redemption of Fund shares.
Response:	The referenced sentence in the paragraph preceding the Expense Example for each fund has been revised as follows: “It illustrates the hypothetical expenses that such investors would incur over various periods if they were to invest $10,000 in the Fund for the time periods indicated.”

David L. Orlic

September 30, 2020

Prospectus – Emles Luxury Goods ETF

Comment 2.	The principal investment strategy section states the following: “The Fund attempts to replicate the Index by investing all, or substantially all (at least 80%), of its assets in the stocks that make up the Index…The Index is comprised of global equities that provide exposure to the Index’s theme of luxury goods. Companies relevant to the Index’s global luxury goods theme are those that substantially focus on and significantly benefit from sales and consumption of luxury goods globally.” The Staff does not believe that the 80% test, as currently written, satisfies the names rule. Please revise to include a revenue or asset test, or other test to conform the fund’s 80% test to the requirements of the names rule.
Response:	The Principal Strategies Section has been amended as follows to address this comment:

The Index is comprised of global equities that provide exposure to the Index’s theme of luxury goods, as described below. The eligible universe of the Index consists of those companies that are included in at least one of the following sectors, as classified under the Global Industry Classification Standards (“GICS”): consumer discretionary, and consumer staples. Companies in the consumer discretionary and consumer staples sectors may include companies whose principal business is offering products or providing services related to: accessories, alcohol, apparel, athleisure, beauty, home, jewelry, and vehicles (each of the foregoing, a “sub-theme”). Companies relevant to the Index’s global luxury goods theme will include those that, based on the Index Provider’s own internal research and analysis, focus on and significantly benefit from sales and consumption of luxury goods globally and have a reasonably estimated revenue derived therefrom of at least 50%. The Index may at times include companies that do not fall into the listed sub-themes, but nonetheless are classified under GICS as consumer discretionary or consumer staples. To the extent practicable, weights are adjusted to generally limit each security to consist of no more than 3% of the entire portfolio value.

In addition to the amendment provided in the Principal Investment Strategies section, a corresponding amendment was made to the index methodology. The amended methodology is included as Appendix A.

David L. Orlic

September 30, 2020

Comment 3.	The fund lists “Cash Transactions Risk” as a principal risk of the fund and notes that “some or all of its creations and redemptions will be made for cash”. Please confirm that this is accurate. If not accurate, please revise, if accurate, please advise, considering the fund will be principally invested in liquid equities.
Response:	The “Cash Transactions Risk” has been removed from the Fund’s prospectus. It has been determined that while certain securities in the ETF may have restrictions or other limitations so as to prevent an in-kind transaction and require instead a cash transaction, the majority of the transactions will be in-kind. Therefore, it would not be appropriate to highlight “Cash Transactions” as a pertinent risk.

Prospectus – Emles Federal Contractors ETF

Comment 4.	The principal investment strategy for the fund states the following: “Companies relevant to the Index’s federal contractor theme are those that had at least 40% revenue exposure to federal contracts with the U.S. government in the previous fiscal year (defined as ending on September 30th).” The staff prefers a 50% revenue exposure threshold, please revise accordingly.
Response:	As stated in the investment strategies section, “[t]he Index aims to have a weighted average federal contract revenue exposure of 50% or above.” In limited circumstances, certain companies may have between 40-50% federal contract revenue exposure. However, the weighted average across the Index will be 50% or more. Thus, since the Fund will fully replicate the Index, the Fund will have the same weighting as applied to the Index and as described above.
Comment 5.	Please revise and clarify the concentration disclosure to indicate that the fund will concentrate in the aerospace and defense industry, to the extent that the index is concentrated in that industry.
Response:	The Registrant has updated the referenced disclosure as follows: “The Fund intends to concentrate its investments (i.e., under normal circumstances, invest 25% or more of its total assets) in the aerospace and defense industry, to the extent that the Index is concentrated in that industry.”

David L. Orlic

September 30, 2020

Prospectus – Emles Protective Allocation ETF

Comment 6.	The principal investment strategy for the fund states the following: “In general, no less than 80% of the exposure in the Index will be comprised of corporate credit securities and equity securities issued in the U.S. by U.S. companies (including American Depository Receipts (“ADRs”)), based on percentage of capital deployed (or exposure) in the Index.” Please clarify how securities issued in the U.S. by U.S. companies include ADRs.
Response:	The Principal Strategies Section has been amended as follows to address this comment:

The Index is designed to provide exposure to those publicly traded securities that can preserve capital and survive through a longer and more persistent economic downturn. In general, no less than 80% of the exposure in the Index will be comprised of corporate credit securities and equity securities issued in the U.S. by U.S. companies and American Depository Receipts (“ADRs”), based on percentage of capital deployed (or exposure) in the Index. The majority of the exposure (approximately 55%) will be corporate credit securities, with approximately 35% exposure to equity securities. The Index is rebalanced on a quarterly basis and, in certain circumstances, such as a merger between two or more Index constituents, a special rebalance may be completed to maintain the Index’s weighting scheme.

Comment 7.	The principal investment strategy contains the following sentence: “The Index is rebalanced on a quarterly basis and, in certain circumstances, such as a merger between two or more Index constituents, a special rebalance may be completed to maintain the Index’s weighting scheme.” Please disclose the index weighting scheme.

David L. Orlic

September 30, 2020

Response:	The Principal Strategies Section has been amended as follows to address this comment:

The Index is designed to provide exposure to those publicly traded securities that can preserve capital and survive through a longer and more persistent economic downturn. In general, no less than 80% of the exposure in the Index will be comprised of corporate credit securities and equity securities issued in the U.S. by U.S. companies and American Depository Receipts (“ADRs”), based on percentage of capital deployed (or exposure) in the Index. The Index is weighted to provide approximately 55% exposure to corporate credit securities , and approximately 35% exposure to equity securities, with the remainder of the exposure spread across put options, commodities (in the form of futures contracts) and Treasury Inflation-Protected Securities (“TIPS”), as further described below. The Index is rebalanced on a quarterly basis and, in certain circumstances, such as a merger between two or more Index constituents, a special rebalance may be completed to maintain the Index’s weighting scheme.

Comment 8.	The principal investment strategy contains the following sentence: “Put options, futures contracts and TIPS that are considered or generally viewed as defensive in nature, both during a period of economic and/or market stress or uncertainly, will ultimately be included in the Index so as to provide a level of protection in light of the weighting in the Index.” Please clarify the meaning of the term “ultimately.”
Response:	The Principal Strategies Section has been amended as follows to address this comment:

Put options, futures contracts and TIPS that are considered or generally viewed as defensive in nature, both during a period of economic and/or market stress or uncertainly, will be included in the Index so as to provide a level of protection in light of the weighting in the Index.

Comment 9.	The principal risk disclosure includes “Foreign Securities Risk.” Please clarify how foreign securities risk fits into the principal investment strategy.
Response:	In connection with the response provided for comment 7, ADRs may be included and, therefore, we believe the inclusion of Foreign Securities Risk is appropriate.

David L. Orlic

September 30, 2020

CFC Comments – Emles Protective Allocation ETF

Comment 10.	Disclose that the fund complies with the provisions of the Investment Company Act of 1940, as amended (the “ICA”) governing investment policies (Section 8 of the ICA) and capital structure and leverage (Section 18 of the ICA) on an aggregate basis with the CFCs.
Response.	The Registrant has added the following disclosure: “The Fund and the subsidiary will test for compliance with applicable investment restrictions, such as capital structure and leverage requirements, on a consolidated basis and comply with investment policy disclosure requirements under the 1940 Act on a similar basis.”
Comment 11.	Disclose that each investment adviser to the CFC complies with provisions of the ICA relating to investment advisory contracts (Section 15 of the ICA) as an investment adviser to the fund under Section 2(a)(20) of ICA. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement.
Response.	The Registrant has added the following disclosure: “The subsidiary’s advisory contracts will be subject to the same regulatory requirements applicable to the Fund’s contracts.” The advisory agreement between the CFC and its investment adviser will be filed as exhibit to the Registrant’s registration statement.
Comment 12.	Disclose that the CFC complies with provisions relating to affiliated transactions and custody (Section 17 of the ICA). Identify the custodian of the CFC.
Response.	The Registrant has added the following disclosure: “The subsidiary also is subject to the Fund’s compliance program, to the extent the Fund’s policies and procedures apply to its investments and operations.” The Section 17 requirements (e.g., transactions involving affiliated persons, custody requirements) are covered by the Fund’s compliance program. The Fund’s subsidiary, under management by the same adviser as the Fund, is subject to the Section 17 requirements as addressed by the compliance program to the same extent as the Fund. The custodian of the Subsidiary’s assets is Citibank, N.A.
Comment 13.	Disclose, as appropriate, whether any of the CFC’s principal investment strategies or principal risks constitute principal investment strategies of the fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the fund and the CFC.

David L. Orlic

September 30, 2020

Response.	The Registrant confirms that the principal investment strategies and principal risks already disclosed in the Fund’s prospectus appropriately reflect the aggregate operations of the Fund and the CFC.
Comment 14.	Confirm in correspondence that (1) the CFCs management fee (including any performance fee) will be included in “management fees” and the CFC’s expenses will be included in “other expenses” in the fund’s prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; and (3) the CFC and its board of directors will agree to inspection of the CFC’s books and records by the staff, which will be maintained in accordance with Section 31 of the Investment Company Act, and the rules thereunder.
Response.	The Registrant so confirms.
Comment 15.	Confirm in correspondence that the financial statements of the CFC will be consolidated with those of the Fund.
Response.	The Registrant so confirms.

Prospectus – Emles Real Estate Credit ETF

Comment 16.	The index methodology indicates that the index may have high yield bond constituents, but the principal investment strategy does not mention high yield bonds. Please reconcile the disclosure or advise. Please also disclose that this is a total return index.
Response.	The Principal Strategies Section has been amended as follows to address this comment:

The Index seeks to track the performance of U.S. dollar-denominated, investment-grade and/or high yield corporate bonds publicly issued in the U.S. domestic markets by constituents in the real estate sector. The Index is market-value weighted, total return index and a complete review and rebalance of all Index constituents is completed on a monthly basis.

David L. Orlic

September 30, 2020

Comment 17.	The principal investment strategy contains the following disclosure: “Eligible bonds must have the following attributes to be included in the Index: (i) USD denominated corporate debt issues, (ii) amount outstanding of at least $400 million USD, (iii) maturities of 36 months or more at the time of issuance, and (iv) remaining time to maturity of at least 18 months.” Items (ii) and (iv) do not appear to be in the index methodology, please advise.
Response.	The Principal Strategies Section has been amended as follows to address this comment:

The eligible universe of securities for the Index consists of corporate bonds included in either the Solactive USD HY Corporate Index (DE000SLA2XA1) or Solactive USD Investment Grade Corporate Index (DE000SLA3B58), with the parent entity for each company within the real estate sector, as classified under the Global Industry Classification Standard (“GICS”). The GICS real estate sector is composed of equity real estate investment trusts (known as REITs), which include specialized REITs, and real estate management and development companies (and, for the avoidance of doubt, homebuilding companies). To be included in the Index, eligible bonds must (i) be USD denominated corporate debt issues; (ii) have a country of risk of the United States of America; (iii) have maturities of 36 months or more at the time of issuance, and (iv) have a credit rating of B3 by Moody’s Investors Service, Inc. or higher (or the equivalent rating on either S&P Global Ratings or Fitch Ratings, Inc.) will be included in the Index. Each corporate bond must be registered with the SEC, unless such bonds were exempt from registration or offered pursuant to Rule 144A with registration rights. Securities must meet the above requirements at that time in which they are selected to be included in the Index, including upon rebalancing.

As indicated by the amendments above, the amount outstanding of at least $400 million USD and remaining time to maturity of at least 18 months requirements have been removed. Such requirements were removed as the Solactive USD HY Corporate Index (DE000SLA2XA1) or Solactive USD Investment Grade Corporate Index (DE000SLA3B58) methodologies-now referenced-are inclusive of these requirements.

Comment 18.	Please file, as an exhibit to the registration statement, the Index Licensing Agreement with Solactive AG.

David L. Orlic

September 30, 2020

Response.	The Registrant has filed the Index Licensing Agreement as an exhibit to Pre-Effective Amendment no. 2.

Prospectus – Emles @Home ETF

Comment 19.	The principal investment strategy includes the following disclosure: “Companies classified under the aforementioned GICS codes may include companies whose principal business is offering products or providing services related to: at-home work productivity, e-commerce, home health and fitness, home security, home entertainment and telecommunications (e.g., internet, cable, streaming and gaming), home supplies and goods, and digital lifestyle and social media platforms (each of the foregoing, a “sub-theme”). The Index may at times include companies that do not fall into the listed sub-themes, but nonetheless are classified under the eligible GICS codes for the Index.” Please revise the disclosure to provide more concrete parameters regarding the type of companies that may be included in the index. For example, consider revising the phrase “may include” and adding a revenue or asset test.
Response.	The Principal Strategies Section has been amended as follows to address this comment:

The Index is comprised of U.S. dollar-denominated equities publicly issued by U.S. companies and American Depository Receipts (“ADRs”) that provide exposure to the Index’s theme of home living. Companies relevant to the Index’s home living theme are those that substantially focus on and significantly benefit from the trend of increased and diverse home activities. The eligible universe of the Index consists of those companies that are included in at least one of the following sectors, as classified under the Global Industry Classification Standards (“GICS”): industrials, consumer discretionary, consumer staples, health care, information technology, and communication services. Companies classified under the aforementioned GICS codes will only be included in the Index if those companies facilitate or otherwise offer products or provide services related to at home lifestyle and living (each a “sub-theme”): at-home work productivity, e-commerce, home health and fitness, home security, home entertainment and telecommunications (e.g., internet, cable,  streaming and gaming), home supplies and goods, and digital lifestyle and social media platforms.  The Index may at times include companies that do not fall into the listed sub-themes, but nonetheless are classified under the eligible GICS codes for the Index.

David L. Orlic

September 30, 2020

Part C - Exhibits

Comment 20.	The Agreement and Declaration of Trust includes an Exclusive Forum provision, please add disclosure regarding this provision to the SAI, and state that the provision may not be enforceable.
Response.	The Registrant has added the following disclosure to the SAI under the section entitled “Additional Information Concerning the Trust:”

Exclusive Forum. Unless the Trust consents in writing to the selection of an alternative forum, the Courts of the State of Delaware and the United States District Court for the District of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forums for (i) any action against the Trust, its Trustees or officers, its Investment Adviser, or its transfer, shareholder servicing or similar agent related to, arising out of or concerning the Trust, its business or its operations (ii) any derivative action or proceeding brought on behalf of the Trust, (iii) any action asserting a claim of breach of any duty owed by any Trustee or officer or other employee of the Trust to the Trust or to the shareholders of the Trust, including record and beneficial owners, (iv) any action asserting a claim against the Trust or any Trustee or officer or other employee of the Trust arising pursuant to any provision of the Delaware Statutory Trust Act, the Declaration of Trust or the By-Laws, or (v) any action to interpret, apply, enforce or determine the validity of the Declaration of Trust or the By-Laws. This exclusive forum requirement may not be enforceable.

Comment 21.	Please file a copy of the 12b-1 Plan for the funds as an exhibit to the registration statement.
Response.	The Registrant has filed a copy of the 12b-1 Plan as an exhibit to Pre-Effective Amendment no. 2.

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If you have any questions, please call the undersigned at 202-263-4144.

Very truly yours,

/s/ Owen J. Pinkerton
Owen J. Pinkerton

Cc: JoAnn M. Strasser